Caledonia Mining Granted Prospecting Right for Grasvally and Will Commence the Drilling Program by Mid May 2005

Toronto, Ontario – 5th  May 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce that the Department of Minerals and Energy following a review of their earlier decision of March 11, 2005 (see Press Release dated March 29, 2005), have now issued a three year “new order” Prospecting Right  for the Grasvally property which forms the southern extention of Caledonia’s Rooipoort Platinum Project.  This permit is renewable for a further three year period.

The Grasvally property directly adjoins the southern boundary of the Rooipoort property and drilling will commence on the 341.9 hectares Grasvally property within the next 2 weeks.  By the end of May 2005 three drill rigs will be operating on the property and it is envisaged that drilling of an initial mineral resource on the Grasvally portion of the Rooipoort Project area will be complete by end September 2005.

The Grasvally property overlies the southern end of the Rooipoort synform and effectively provides an additional 3,000 metres of potential strike of the prospective PGE mineralized zones discovered on the Rooipoort property and delineated by drilling over the last 15 months.  The synformal structure on Grasvally is clearly shown by the aeromagnetic image (as indicated in Fig.1 ) and plunges north at ~ 15 degrees, thus providing significant near surface potential,  The drill identified strike on the Rooipoort Licence is ~6,600 metres.

Drilling results along the southern boundary of Rooipoort (holes RP03-1, 2, 3, 14 on the east side and RP04-22, 23, 38 on the west side) have intersected a thicker (Compare RP03-14 with RP04-22, 23) sequence of the more mafic, chromite bearing Lower Unit (LU) that is believed to be equivalent to the Platreef and which is the major economic PGE unit in the northern limb of the Bushveld complex.  Mineralisation intersected in the LU to date contains widespread, PGE enriched, sulphide related mineralisation that spans the thinner and discontinuous chromitite horizons.  In addition, the overlying anorthositic, Middle Unit (MU) contains three PGE enriched zones and hole RP03-01 on the southern boundary of Rooipoort contains the best PGE values in one of these zones intersected to date (Table: 1).  Nickel and Copper are also present in the mineralization.

While the surface exposure of this mineralisation on Rooipoort is obscured by alluvium to depths of 30 metres, the surface exposure of the MU on Grasvally is good with evidence of past exploration (dating from late 1920’s) in the form of trenches and shallow adits.  All the zones in the MU and LU have their surface expression delineated by nickel and copper soil geochemical anomalies.  The LU zones are prominent in the soil geochemistry but are overlain by alluvium estimated to be 10-30 metres thick.

Caledonia will immediately relocate the drill rigs to the Grasvally property as they complete the holes currently being drilled.  It is expected that the first drill rig will be mobilized to Grasvally by mid May.

Ten holes totaling 4,500 m are planned for the initial Grasvally program which is scheduled to be completed in four months.

The mineralization intersected on the Rooipoort boundary is relatively shallow (Table 1) and the initial Flotation test work conducted during the third quarter 2004 verified the flotation amenability of the ore.(See Press Release March29, 2005)  This initial test work indicates that a simple metallurgical process could produced a flotation concentrate from a high-tonnage lower-grade feed from an open-pit, and the Grasvally property is expected to host the even shallower mineralization than that already identified on the adjacent Rooipoort property.

Eric Roodt B.Sc (Hons), Pr.Nat.Sci., Senior Geologist is the Qualified Person for the Rooipoort and Grasvally projects.  All samples were assayed in the SGS Lakefield laboratory in Johannesburg, South Africa.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Table 1: Composite results for holes RP03-1, 2, 3, 14 and RP04-22, Note: 3Eg/t = Pt+Pd+Au g/t. Results for RP04-38 not available. Holes RP03-01 and 02 not analysed for Cr.
hole_id	depth_from	depth_to	Drilled Width	3E g/t	NiXRF ppm	CuXRF ppm	Cr ppm
RP03-01	114.97	116.25	1.28	0.70	970	354
	118.50	119.00	0.50	0.62	935	540
	122.11	124.14	2.03	1.25	2531	1396
	124.39	124.89	0.50	0.88	1772	1241
	132.78	133.03	0.25	3.00	3653	2099
	138.98	141.54	2.56	2.79	4020	2362
	151.71	152.00	0.29	0.75	992	502
	183.25	183.50	0.25	0.52	921	783
	184.25	185.00	0.75	0.75	1059	1097
	185.50	186.50	1.00	0.67	1093	860
	187.25	188.75	1.50	0.84	1278	1352
	189.50	189.75	0.25	0.77	1281	1147
	190.00	190.30	0.30	0.52	797	567
	191.50	192.00	0.50	1.99	1291	1168
	193.00	193.50	0.50	0.63	1030	754
RP03-02	24.32	24.83	0.51	0.60	815	608
	36.50	37.00	0.50	0.57	1288	1349
	237.65	237.87	0.22	1.36	2332	1611
	243.00	244.66	1.66	1.37	2852	2301
	253.38	253.74	0.36	0.55	1067	1205
RP03-03	81.86	82.62	0.76	2.53	2048	249
	85.50	87.46	1.96	0.56	894	631
RP03-14	115.50	116.00	0.50	0.81	601	317	32200
	137.00	138.00	1.00	0.61	1646	1446	977
	138.50	140.00	1.50	0.80	1602	1295	895
	142.00	143.50	1.50	0.54	1323	1428	649
RP04-22	7.65	8.07	0.42	0.65	627	820	140
	16.91	17.27	0.36	0.79	543	204	1302
	123.27	124.07	0.80	0.73	1204	943	305
	145.15	146.80	1.65	1.23	1856	1180	948
	170.33	171.50	1.17	0.63	844	261	3026
	174.94	176.14	1.20	1.64	2522	1190	1586
	178.32	180.43	2.11	0.95	2001	1472	1662
	181.32	182.77	1.45	0.87	1672	1198	1323
	186.21	186.49	0.28	0.96	1963	1308	833
	203.92	204.41	0.49	0.56	475	514	172
	234.79	234.99	0.20	0.78	1949	1542	643

Table 1 (continued): Composite results for hole RP04-23 Note: 3Eg/t = Pt+Pd+Au g/t. Results for RP04-38 not available.
hole_id	depth_from	depth_to	Drilled Width	3E g/t	NiXRF ppm	CuXRF ppm	Cr ppm

RP04-23	144.52	144.93	0.41	0.66	1399	910	268
	150.96	151.99	1.03	1.16	1928	1462	72
	157.80	158.88	1.08	0.71	1407	1384	115
	188.77	189.26	0.49	1.79	1582	474	490
	190.39	190.65	0.26	1.25	2616	1123	1442
	273.24	274.26	1.02	0.63	328	10300	501
	300.43	300.99	0.56	0.87	1382	1954	11687
	332.76	333.03	0.27	0.54	532	389	30900
	338.74	339.56	0.82	0.60	848	1015	27844
	349.70	352.59	2.89	0.58	1597	1600	2784
	354.31	354.63	0.32	0.53	1896	2191	1748
	357.95	358.23	0.28	0.54	1565	973	1359
	358.94	360.87	1.93	0.57	1598	1262	1589
	368.24	368.66	0.42	0.26	312	572	1055
	378.61	379.61	1.00	0.48	1616	1665	1147
	380.81	381.16	0.35	0.84	2481	2656	1024
	391.15	391.88	0.73	0.54	1225	1285	10866
	394.02	394.39	0.37	0.53	1795	1866	2840
	395.00	395.78	0.78	0.41	1800	1900	2800
	396.59	397.03	0.44	0.69	2248	2180	2520
	412.27	412.43	0.16	0.86	2002	1656	15600

Eersteling Gold Mining Co.
Rooipoort Platinum Project
Grasvally Press Release
TMI
HOLES PLOTTED
Perimeter of Grasvally permit
Portion under application
Portion not covered by permit
PLAN SPECS:
SCALE
Footwall Sediments
LU
MU
Dyke
Fault
Rooipoort Syncline
ROOIPOORT
GRASVALLY

Fig 1: Plan showing location of Grasvally permit relative to the Rooipoort syncline (defined by aeromagnetic survey) and location of boreholes.